Legend Biotech Reports Third Quarter 2025 Results and Recent Highlights

•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales of approximately $524 million
•EC and U.S. FDA label updates for CARVYKTI® to include overall survival benefit versus standard of care
•Over 9,000 patients treated to date
•Initiated CARVYKTI® commercial production at Tech Lane facility in Belgium
•Cash and cash equivalents, and time deposits of approximately $1.0 billion, as of September 30, 2025

SOMERSET, N.J.—November 12, 2025— Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported its third quarter 2025 unaudited financial results and key corporate highlights.

“CARVYKTI continues to deliver strong sequential revenue growth, driven by sustained demand and recognition of its unprecedented survival benefit, now supported by five-year progression free data from the CARTITUDE-1 study,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “CARVYKTI remains the market leader in multiple myeloma CAR-T as the only approved therapy for second-line treatment, now with a survival benefit label. With commercial supply from our Tech Lane facility in Belgium now supporting the European market, and our Raritan physical expansion on track for approval by year end, we believe we are poised to achieve CARVYKTI profitability by year-end and company-wide profitability in 2026.”

Regulatory Updates
•The U.S. Food and Drug Administration (FDA) and the European Commission (EC) approved label updates for CARVYKTI® to include the overall survival (OS) data from the landmark Phase 3 CARTITUDE-4 study, which demonstrated a statistically significant OS benefit for CARVYKTI® versus standard therapies of pomalidomide, bortezomib and dexamethasone (PVd) or daratumumab, pomalidomide and dexamethasone (DPd) in patients with relapsed or lenalidomide-refractory multiple myeloma who have received at least one prior line of therapy, including a proteasome inhibitor (PI), and an immunomodulatory agent (IMiD). Based on clinical trial data and post-marketing reports, the US and European CARVYKTI® labels were also updated to include risk of immune effector cell-associated enterocolitis.

Key Business Developments
•Treated over 9,000 clinical and commercial patients to date.
•Received European Union approval for and initiated commercial production of CARVYKTI® at the Tech Lane facility in Ghent, Belgium, which will begin to support additional global demand in the first half of 2026.
•Continued to expand global commercial footprint, with CARVYKTI® available in 14 markets worldwide.
•Initiated CARTITUDE-10, a Phase 2 multicohort clinical trial to further evaluate efficacy and safety of CARVYKTI® in patients with newly diagnosed multiple myeloma.
•Appointed Carlos Santos as Chief Financial Officer (CFO). Mr. Santos is a seasoned finance executive who has led financial operations in the pharmaceutical and technology sectors across the United States, Latin America, Europe, the Middle East, and Africa.
•Cash and cash equivalents, and time deposits of approximately $1.0 billion as of September 30, 2025, which Legend Biotech believes will provide financial runway beyond 2026, when Legend Biotech believes it will achieve a company-wide operating profit.

Third Quarter 2025 Financial Results

•Cash Position: Cash and cash equivalents, and time deposits were approximately $1.0 billion as of September 30, 2025.

•License Revenue: License revenue was $10.5 million for the three months ended September 30, 2025, compared to $17.1 million for the three months ended September 30, 2024. License revenue relates to the

Novartis License Agreement, for which revenue is recognized over time as Legend conducts a Phase 1 clinical trial for LB2102. The decrease resulted from the timing of activities performed in connection with the trial.

•Collaboration Revenue: Collaboration revenue was $261.8 million for the three months ended September 30, 2025, compared to $142.8 million for the three months ended September 30, 2024. The increase was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen collaboration and license agreement (the “Janssen Agreement”).

•Cost of Collaboration Revenue: Cost of collaboration revenue was $113.3 million for the three months ended September 30, 2025, compared to $52.5 million for the three months ended September 30, 2024. The increase was primarily due to Legend's share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity.

•Research and Development Expenses: Research and development expenses were $113.1 million for the three months ended September 30, 2025 compared to $95.5 million for the three months ended September 30, 2024.The increase was due to higher pipeline related research and development activities, as well as expenditures in BCMA front line clinical studies.

•Administrative Expenses: Administrative expenses were $34.7 million for the three months ended September 30, 2025, compared to $35.3 million for the three months ended September 30, 2024, remaining relatively flat.

•Selling and Distribution Expenses: Selling and distribution expenses were $52.6 million for the three months ended September 30, 2025, compared to $44.3 million for the three months ended September 30, 2024. The increase was due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.

•Net Loss: Net loss was $39.7 million for the three months ended September 30, 2025, compared to a net loss of $125.3 million for the three months ended September 30, 2024.

•Adjusted Net Loss: Adjusted net loss was $18.8 million for the three months ended September 30, 2025, compared to an adjusted net loss of $42.0 million for the three months ended September 30, 2024.

Webcast/Conference Call Details:

Legend Biotech will host its quarterly earnings call and webcast today at 8:00am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech

With over 2,900 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. The company is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the US, Legend is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, the company plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements related to Legend Biotech manufacturing expectations for CARVYKTI® and the ability of the commercial production in Belgium to begin supporting global demand in the first half of 2026; statements related to Legend Biotech’s ability to fund its operations into 2026 and to achieve company-wide profitability in 2026 and Carvykti-profitability by end of 2025; and statements related to the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,”

“plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (SEC) on March 11, 2025 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Alexandra Ventura
Tel: (732) 850-5598
media@legendbiotech.com

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(UNAUDITED; DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARES DATA)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
REVENUE
License revenue	$10,481	$17,096	$55,249	$120,123
Collaboration revenue	261,831	142,828	667,163	314,563
Other revenue	18	281	111	6,033
Total revenue	272,330	160,205	722,523	440,719
Cost of collaboration revenue	(113,264)	(52,510)	(277,633)	(146,966)
Cost of license and other revenue	(2,042)	(2,959)	(7,008)	(13,693)
Research and development expenses	(113,148)	(95,522)	(313,374)	(309,112)
Administrative expenses	(34,721)	(35,300)	(98,778)	(102,582)
Selling and distribution expenses	(52,607)	(44,270)	(141,628)	(98,556)
Loss on asset impairment	—	—	(970)	—
Operating loss	(43,452)	(70,356)	(116,868)	(230,190)
Finance costs	(5,636)	(5,504)	(15,919)	(16,463)
Finance income*	9,661	16,630	32,150	47,550
Other income/(expense), net*	354	(61,656)	(162,364)	459
Loss before tax	(39,073)	(120,886)	(263,001)	(198,644)
Income tax expense	(616)	(4,435)	(2,984)	(4,666)
Net loss	$(39,689)	$(125,321)	$(265,985)	$(203,310)

LOSS PER SHARE
Basic	$(0.11)	$(0.34)	$(0.72)	$(0.56)
Diluted	$(0.11)	$(0.34)	$(0.72)	$(0.56)

Weighted average shares outstanding
Basic	369,273,247	366,562,487	368,363,143	365,268,372
Diluted	369,273,427	366,562,487	368,363,143	365,268,372

*Certain prior year amounts have been reclassified to present finance income as a separate line item and to combine other income/(expense), net for comparative purposes.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(DOLLARS IN THOUSANDS)

	September 30, 2025	December 31, 2024
NON-CURRENT ASSETS	(Unaudited)
Property, plant and equipment	$111,403	$99,288
Right-of-use assets	142,338	101,932
Collaboration prepaid leases	206,213	172,064
Other non-current assets*	10,990	12,952
Total non-current assets	470,944	386,236
CURRENT ASSETS
Collaboration inventories, net	29,184	23,903
Trade receivables	1,236	6,287
Prepayments, other receivables and other assets***	218,993	131,045
Time deposits	713,698	835,934
Cash and cash equivalents	278,893	286,749
Total current assets	1,242,004	1,283,918
TOTAL ASSETS	$1,712,948	$1,670,154

CURRENT LIABILITIES
Trade payables	$102,455	$38,594
Other payables and accruals	147,183	166,180
Lease liabilities	7,374	4,794
Tax payable	10,108	20,671
Contract liabilities	22,576	46,874
Other current liabilities**	1,003	532
Collaboration interest-bearing advanced funding	142,873	—
Total current liabilities	433,572	277,645
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding long term	171,930	301,196
Lease liabilities long term	88,061	44,613
Other non-current liabilities**	8,125	6,154
Total non-current liabilities	268,116	351,963
TOTAL LIABILITIES	701,688	629,608
EQUITY
Share capital	37	37
Reserves	1,011,223	1,040,509
Total equity	1,011,260	1,040,546
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,712,948	$1,670,154

*Certain prior year amounts have been reclassified to combine advance payments for property, plant, and equipment, non-current time deposits, and intangible assets into other non-current assets for comparative purposes.

**Prior year current and non-current government grants have been renamed to other current and non-current liabilities, respectively.

***Certain prior year amounts have been reclassified to combine pledged deposits into prepayments, other receivables, and other assets for comparative purposes.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED; DOLLARS IN THOUSANDS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Loss before tax	$(39,073)	$(120,886)	$(263,001)	$(198,644)
Cash flows provided by/(used in) operating activities	28,801	(75,822)	(87,995)	(61,955)
Cash flows (used in)/provided by investing activities	(20,001)	329,077	71,114	(762,702)
Cash flows provided by financing activities	670	4,245	347	6,031
Effect of foreign exchange rate changes, net	2,837	524	8,678	190
Net increase/(decrease) in cash and cash equivalents	12,307	258,024	(7,856)	(818,436)
Cash and cash equivalents at beginning of the period	266,586	201,253	286,749	1,277,713
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$278,893	$459,277	$278,893	$459,277

Analysis of balances of cash and cash equivalents
Cash and bank balances	$992,661	$1,217,492	$992,661	$1,217,492
Less: Pledged deposits	70	583	70	583
Time deposits	713,698	757,632	713,698	757,632
Cash and cash equivalents as stated in the statement of financial position	$278,893	$459,277	$278,893	$459,277
Cash and cash equivalents as stated in the statement of cash flows	$278,893	$459,277	$278,893	$459,277

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

We use Adjusted Net Loss and Adjusted Net Loss per Share (which we sometimes refer to as “Adjusted EPS” or “ANL per Share”, respectively) as performance metrics. Adjusted Net Loss and ANL per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Loss has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Loss does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

•Adjusted Net Loss excludes unrealized foreign exchange gain or loss which resulted primarily from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EUR.

•Adjusted Net Loss does not reflect changes in, or cash requirements for, our working capital needs.

•In addition, Adjusted Net Loss excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Loss and ANL per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Loss and ANL per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Loss as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Loss provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Loss as net loss adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, impairment loss, and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between USD and EUR.

ANL per Share is computed by dividing Adjusted Net Loss by the weighted average shares outstanding.

A reconciliation between Adjusted Net Loss and Net Loss, the most directly comparable measure under IFRS, has been provided in the table below.

LEGEND BIOTECH CORPORATION
RECONCILIATION OF IFRS TO NON-IFRS
(UNAUDITED; DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net loss	$(39,689)	$(125,321)	$(265,985)	$(203,310)
Depreciation and amortization	6,014	5,472	17,067	16,563
Share-based compensation expense	15,015	15,111	49,658	55,553
Impairment loss	—	—	970	—
Unrealized foreign exchange (gain)/loss (included in Other (expense)/income, net)	(120)	62,774	162,602	1,466
Adjusted net loss (ANL)	$(18,780)	$(41,964)	$(35,688)	$(129,728)

ANL per share:
ANL per share - basic	$(0.05)	$(0.11)	$(0.10)	$(0.36)
ANL per share - diluted	$(0.05)	$(0.11)	$(0.10)	$(0.36)